

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2019

Ken DeCubellis
Chief Executive Officer
Black Ridge Acquisition Corp.
110 North 5th Street, Suite 410
Minneapolis, MN 55403

       Re: Black Ridge Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 15, 2019
           File No. 001-38226

Dear Mr. DeCubellis:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Questions and Answers About the Proposals, page 3

1.   Please also include a separate Question and Answer about the stock and warrant consideration that the former owners of Allied Esports and WPT will receive under the Merger Agreement.

Risk Factors, page 26

2.   Please include risk factor disclosure regarding the net loss shown in the combined Results of Operations for Allied Esports and WPT.

Background of the Transactions, page 52

3.   Please provide us with copies of the "board books" and other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors.

4. We note the disclosure that between August 1, 2018 and August 30, 2018, approximately 12 in person meetings and conference calls were held. Please expand to discuss in more detail these meetings, including who was present and what was discussed.

5. Please expand to discuss in the Background section how the consideration was agreed upon and which party initially proposed the agreed upon consideration.

Opinion of Financial Advisor, page 55

6. We note the disclosure that Allied Esports and WPT provided internal financial projections to Craig-Hallum. Please disclose those projections or tell us your reasonable basis for concluding disclosure of the projections is not material to an investor's voting decision.

Summary of Financial Analyses
Comparable Public Company Analysis, page 57

7. Please disclose whether any additional companies that fit the criteria were not used in the analysis, and, if not, why not. Similarly, please disclose whether any additional transactions that fit the comparable transaction analysis were not used, and, if so, why not.

Unaudited Pro Forma Condensed Combined Financial Statements, page 74

8. Please disclose the value of consideration BRAC will issued to former owners of AEII and WPT in exchange for the assets of AEII and WPT. Additionally, disclose the ownership percentages the former owners of Allied Esports and WPT and current stockholders of BRAC will own in BRAC common stock immediately after the business combination, assuming no conversion and maximum conversion of BRAC public shares are converted into cash.

9. Please clarify the first bullet point to indicate from whom AEII received the interim financing of $10,000,000. According to the notes to the unaudited financial statements, the amount represents interim financing obtained by "Parent," however, Parent is not defined. It also appears Parent and Ourgame are referred to in the notes as representing different parties. If they are the same party, please revise your disclosures relating to Parent/Ourgame in a consistent manner to avoid confusion.

10. Please provide a related party discussion that in connection with the closing of the mergers, Mr. Adam Pliska who will serve as President of BRAC and CEO of the WPT Entities will be entitled to receive certain payments in connection with his Employment Agreement in the amounts of $950,000, $1.5 million, and $700,000, in addition to shares of BRAC common stock as described under AEM Related Person Transactions on page 132. Disclose these amounts are primary obligations of Ourgrame, but have been guaranteed by WPT. Also, disclose that none of these amounts are reflected in the pro forma financial statements. In addition, briefly describe in the notes any other material

non-recurring transactions related to the Merger Transactions that are not reflected in the pro forma financial statements.

Notes to Unaudited Pro Forma Financial Statements
Note 1 - Description of Organization and Business Operations, page 79

11.   Your disclosure in the penultimate paragraph on page 75 states that AEII/WPT will be accounted for as a reverse recapitalization where BRAC will be treated as the acquired company and AEII/WPT will be treated as the acquirer for financial reporting purpose; however, your disclosure in Note 1 references only AEII as the acquirer for financial reporting purposes and only the acquisition of AEII will be accounted for as a reverse merger. In this regard, please fix your disclosures to correct the inconsistencies.

Note 2 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2018, page 80

12.   See the adjustments described in Note 2(O). For the line item description, interim financing obtained by parent contributed to equity, the side reference should instead be to adjustment (E) rather than (F), as this pertains to the $10 million of interim financing by AEII. In addition, the line item description, redemption of common stock, the side reference should instead be to adjustment (S) rather than (R), as this represent the redemption of the common stock converted for cash. We also note the caption "Loan to parent" should read "Loan from parent." Please revise or advise as necessary.

13.   Furthermore, please explain why parent's net deficit has been transferred to additional paid in capital as it represents a capital account of the accounting acquirer.

14.   Please explain to us why the elimination of BRAC's retained earnings is included in both pro forma adjusted (O) and (R).

Note 3 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2018, page 81

15.   See the adjustments to Notes 3(F) and 4(F) for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively. Please clarify how the share amounts included in the denominator for public stockholders and sponsors were computed. As part of your revised disclosure indicate public stockholders and sponsors have the right to receive one-tenth share of common stock upon the consummation of a business combination. Additionally, disclose your computation for arriving at the redemption adjustment to shares.

Noble and AEM Executive Officer Compensation, page 95

16.   Please update to provide this information for the fiscal year end December 31, 2018.

Other Information Related to BRAC, page 104

17.   Please add a risk factor describing the risks related to the exclusive forum provision.

Management's Discussion and Analysis, page 118

18.   The introductory paragraph refers to the historical consolidated rather than combined financial information of AEII/WPT. Please revise your reference accordingly.

Independent Auditors, page 134

19.   We note in this section you reference the combined financial statements of Noble Link Global Limited and Allied Esports International Inc. audited by Marcum LLP. However, the Report of Independent Registered Public Accountant Firm on page F-43 refers to the financial statements of World Poker Tour and Allied Esports. We also note it appears you refer to Noble Link Global Limited (Noble) and World Poker Tour (WPT) interchangeably throughout the document but in certain instances refer to them as separate entities. Please revise your document clarify whether they represent the same or different entities, and revise the usage of Noble and WPT in a consistent manner to avoid confusion to the reader.

World Poker Tour and Allied Esports - Unaudited Financial Statements
Notes to the Condensed Combined Financial Statements
Note 2 - Significant Accounting Policies
Net Income (loss) per share, page F-10

20.   Please explain to us how income attributable to shares subject to redemption in the amount of $1,276,746 was determined for the nine-months ended September 30, 2018.

Note 5 – Equity Method Investment, page F-38

21.   We note from your disclosure in Note 4 on August 1, 2018 you no longer had a controlling interest in ESA and recognized a loss of $7,438,324 related to the asset impairments and deconsolidation of ESA's assets, liabilities and equity. Please provide us with your calculation for measuring the asset impairments and deconsolidation of ESA as defined in ASC 810-10-40-5. In addition, please revise your footnotes to include the disclosures required by ASC 810-10-50-1B (b) and (d) through (h).

22.   Please tell us why you believe the deconsolidation in ESA does not meet the definition for discontinued operations pursuant to ASC 205-20-45. As part of your response, please provide us with your analysis which supports your conclusion.

Note 7 – Deferred Production Costs, page F-38

23.   We note the weighted-average remaining amortization period of deferred productions costs of $9.1 and 5 million as of September 30, 2018 and December 31, 2017 was 3.93

and 3.8 years, respectively. Please tell us the nature of the costs comprising the balance at the end of each period presented and how management determined the related amortization period(s) for each type of cost included in the balance. Please be specific in your response.

Note 9 - Related Parties, page F-39

24.   We refer to your footnote related to stock options. You indicate a credit of $779,000 was recorded to stock-based compensation for unvested options to purchase Parent common stock, forfeited during the nine months ended September 30, 2018. We note from your policy on page F-55 the fair value amount for employee stock options is recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. In this regard, please explain why a credit was recognized for unvested options. As part of your response, please provide the guidance you relied upon in determining your accounting treatment.

25.   We note from the face of the balance sheet you had amounts Due to Parent of $24,376,678 and $10,107,305 as of September 30, 2018 and December 31, 2017, respectively, which consisted of payments of certain operating expenses and investing and financing activities on behalf of the Company by the Parent. Please tell us whether interest charges have been provided for the intercompany debt. If not, please provide an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period an income statement has been provided. We note there is no stated interest rate or definitive repayment terms for obligations Due to Parent. Refer to Question 4 of SAB Topic 1.B.

World Poker Tour and Allied Esports - Audited Financial Statements
Notes to the Combined Financial Statements
Note 1. Background and Basis of Presentation, page F-48

26.   Refer to the fourth paragraph. Please expand to disclose the ownership percentages of Noble Link and Allied Esports held by Ourgame International Holdings Limited (Parent) as of the earliest period presented in these financial statements. That is, disclose the percentages of each entity held by the Parent at January 1, 2016. Reference is made to ASC Topic 805-50-45-2 through 45-5. In addition, please expand to disclose whether the combined financial statements of Noble Link and Allied Esports represent the historical carrying value of the Parent's historical cost in these entities. Refer to ASC Topic 805-50-30-5. If so, please expand to disclose that the combined financial statements have been prepared under the historical cost method of accounting. Refer to ASC Topic 805-50-50-3b.

Note 3 - Significant Accounting Policies
Basis of Presentation and Principles of Combination, page F-49

27.   Please disclose in the footnotes your policy for recognizing expenses incurred by your parent on your behalf. Your disclosure should explain the method used by your parent to allocate common expenses to World Poker Tour and Allied Esports where specific identification was not practicable (e.g. incremental or proportional costs allocation), along with management's assertion that the method used is reasonable. In addition, you are also required to disclose for each period presented management's estimate of what expenses would have been on a stand-alone basis had World Poker Tour and Allied Esports operated as an unaffiliated entity, if such basis would have produced materially different results. Refer to Question 2 of SAB Topic 1.B.

28.   Please tell us whether the Parent of World Poker Tour and Allied Esports will retained sufficient ownership to permit continued inclusion of both entities in their consolidated tax returns. If the historical statements of operations do not reflect the tax provision on a separate return basis, please revise the proforma income statements on pages 77-78 to include pro forma adjustment to reflect a tax provision on a separate return basis. Refer to Question 3 of SAB Topic 1.B.

Note 8 - Segment Data, page F-61

29.   Please revise your segment footnote to disclose the factors management used to identify your reportable segments. Refer to ASC 280-10-50-21(a).

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure